Exhibit 99.5
ADVISORY AGREEMENT
This Consulting Agreement (the “Agreement”) is entered into and made effective as of the 31 day of July, 2025,

BY AND BETWEEN:
Pure Equity Ltd., a private company duly incorporated under the laws of the State of
Israel, having its registered office at 20 Raul Wallenberg Street, Ramat Hachayal,
Tel Aviv, Israel, Company No. 516006418
(hereinafter referred to as the “Advisor”)
— of the first part —

AND:
IM Cannabis Corp., a corporation incorporated under the laws of Province of British
Columbia, Canada, Company No. 205955 having its registered office at 3606 – 833
Seymour Street, Vancouver, British Columbia V6B 0G4
(hereinafter referred to as the “Company”)
— of the second part —

WHEREAS,	the Company is a publicly traded entity, whose shares are listed for trading on the Nasdaq Stock Exchange;

AND WHEREAS,	the Company is actively seeking to raise capital from third-party investors;

AND WHEREAS,	the Advisor has the capability, expertise, and network to introduce potential investors to the Company;

AND WHEREAS,	the Company is pursuing a specific capital raise (the “Offering”), and the Advisor has agreed to provide advisory and investor introduction services solely in connection with the Offering;

AND WHEREAS,	the parties wish to define and formalize the terms and conditions of their relationship in connection with the Offering;

NOW, THEREFORE,	in consideration of the mutual promises and covenants herein contained, the parties hereby agree as follows:

1.	Engagement and Services

1.1
The Company hereby engages the Advisor, and the Advisor hereby agrees, to exert its commercially reasonable best efforts to assist the Company in securing capital investments from third-party sources solely in connection with the Offering.

2.	Term and Termination

2.1
This Agreement shall commence upon the effective date and shall continue until the earlier of: (i) the Closing of the Offering; or (ii) 30 calendar days, unless otherwise terminated pursuant to Section 2.2 below.

2.2
Notwithstanding the above, this Agreement may be terminated at any time after 30 days from the effective day by the Advisor or by the Company by giving the other party five (5) days’ advance notice in writing (the “Notice Period”), provided that the Company may terminate this Agreement forthwith for Cause (as defined herein) without advance notice. A termination for “Cause” is a termination due to: (i) the Advisor’s conviction or indictment of any felony; (ii) a material breach of any provision of this Agreement which is not cured (if deemed curable by the Company) within five (5) days of receipt of a written notice about such breach from the Company; (iii) the Advisor’s continuously disregarding of instructions of the Company with respect to the Advisor’s performance of the Services; (iv) a material breach of trust by the Advisor or embezzlement of funds of the Company or any Affiliate (as defined in Section 6.6 below) thereof; or (v) causing grave injury to the business, assets, operations or reputation of the Company or any Affiliate thereof. Nothing herein shall derogate from the Company’s rights with respect to such termination for Cause, including the right to set off damages against the Advisor’s Consideration (as defined in Section 3 below).

2.3
In the event of termination other than for Cause, the Advisor shall be entitled to the Consideration up to the effective date of termination, and shall not be entitled to any further payments, reimbursements, or damages.

3.	Consideration

3.1	As full and final consideration for the Advisor’s services in connection with the Offering, the Advisor shall be entitled to the following:

(a) A one-time cash payment of $260,000 plus value-added tax (VAT), if applicable, payable within five (5) business days of the closing of the Offering; and

(b) Warrants to purchase up to 140,000 common shares of the Company, to be issued within five (5) business days following the closing of the Offering. The Company shall reimburse the Advisor, in cash, for the value-added tax (VAT) applicable to the allocation of the warrants, in accordance with applicable law.

3.2	The warrants shall have the following principal terms:

(i) Exercise Price: USD $2.50 per warrant;
(ii) Exercise Period: Five (5) years from the date of issuance;
(iii) Additional Terms: All other terms and conditions of the warrants shall be as determined by the Company in the context of the Offering.

3.4
Other than the Consideration set forth in this Section 3, the Advisor shall not be entitled to any further compensation, commission, fees, or reimbursements in connection with the services provided hereunder or in relation to the Offering.

4.	Registration and Sale of Shares

The Company hereby undertakes to take all commercially reasonable steps, including the filing of all required reports and registration statements, to ensure the removal of any and all restrictions that may apply to the sale of the shares issued upon exercise of the warrants, thereby enabling the Advisor to sell such shares on the applicable public stock exchange. The Advisor agrees to furnish to the Company a completed selling shareholder questionnaire in a form that will be provided by the Company on a date that is not less than five (5) trading days prior to the filing date of a registration statement.

5.	Representations and Warranties

The Advisor represents and warrants that:

5.1
The Advisor does not have currently and shall not have during the term of the provisions of the services, any outstanding agreement or obligation that is or will be in conflict with any of the provisions of this Agreement, or that would preclude the Advisor from complying with the provisions hereof or otherwise restrict the Advisor in any way in performing the services.

5.2
The execution and delivery of this Agreement, the performance of the services and the fulfillment of the terms hereof will not: (a) constitute, in whole or in part, a default, violation or breach under or conflict in any way with any agreement, obligation, undertaking or commitment to which the Advisor is a party or by which it is bound, including without limitation, any confidentiality, invention assignment or non-competition agreement and (b) do not require the consent, permission or authorization of or notification to any person or entity.

5.3
The Advisor shall comply with all Company disciplinary regulations, work rules, policies, procedures and objectives, which are relevant to the performance of the services or otherwise to Advisors of the Company.

5.5
The Advisor shall not solicit or accept in connection with the performance of the Services or in connection with the Company, any gift, benefit, favor, loan, or any other thing of monetary value, from a person who is or is possibly connected, directly or indirectly, to either the business of the Company, a competitor of the Company or a potential competitor of the Company.

5.6	The Advisor shall not make any representations or warranties to anyone with respect to any contract or otherwise without the Company’s prior written authorization.

5.7	the performance of the Services and receipt of the fees will not violate any applicable Israeli, U.S or Canadian securities law or regulation.

5.8.
it shall make introductions only to investors who it reasonably believes are qualified to participate in the Transaction and are investors that the Advisor has a reasonable basis to believe, and does reasonably believe, are “accredited investors” as defined within applicable securities laws and with whom the Advisor has pre-existing business relationships.

5.9
it is an “accredited investor” and will be acquiring any warrants and common shares underlying the warrants as principal for its own account, for investment purposes only, and not for the benefit of any other person.

5.10
The Advisor represents and warrants that it is duly registered, licensed, and authorized under all applicable laws and regulations of the State of Israel to provide the Services contemplated herein, including facilitating capital raising activities and receiving compensation therefor, holds all necessary permits, licenses, registrations, and approvals required by the Israel Securities Authority and other relevant regulatory bodies, is in good standing with all applicable regulatory authorities, and that the performance of the Services and receipt of the Consideration will not violate any applicable Israeli law or regulation.

All representations and warranties contained herein are accurate as of the date hereof and will be accurate as of the date of the closing of the Transaction.

6.	Miscellaneous

6.1
Entire Agreement: This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any other prior arrangement, agreements, understandings, and negotiations, whether oral or written.

6.2
Amendment: No amendment of or waiver of, or modification of any obligation under this Agreement shall be valid and enforceable unless made in writing and signed by both parties. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

6.3
Public Disclosure and Regulatory Compliance. The parties acknowledge that the Company is a public company subject to securities laws and stock exchange requirements that mandate disclosure of material agreements and relationships. The Company shall have the absolute right to disclose this Agreement and all terms hereof, including the identity of Aegis, the Services, and all financial terms, in any required regulatory filings, public reports, proxy statements, or other mandatory disclosures.

6.4
Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Israel. The competent courts/tribunals of Tel Aviv shall have exclusive jurisdiction over any dispute arising from or in connection with this Agreement.

6.5
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

6.6
Notices. Any notice or other communication in connection with this Agreement must be in writing to the address set forth in the preamble to this Agreement (or to such other address as shall be specified by like notice) and will be deemed given: (i) if sent by a delivery service, on the date confirmed as the actual date of delivery by such service; (ii) if sent by registered air mail, return receipt requested, within seven (7) days of mailing; or (iii) if sent by facsimile or email with electronic confirmation of transmission, on the next business day after transmission, if not transmitted on a business day, or on the day of transmission, if transmitted on a business day.

6.7
In this Agreement the term “Affiliate” shall mean, any person or entity that directly or indirectly controls, is controlled by, or is under common control with, a party to this Agreement. For purposes hereof, the term “control” means the power to direct the management or affairs of a person or entity through the ownership of voting securities, by contract, or otherwise.

6.8.
Garfinkle Biderman LLP and Sullivan & Worcester LLP (the “Firms”) have advised the Advisor that it cannot provide, and that the Firms have not in fact provided, any legal advice with respect to this Agreement to the Advisor and the Firms therefore encourages the Advisor to obtain independent legal advice from counsel of their choice. The Advisor acknowledges that he has been afforded the opportunity to obtain independent legal advice with respect to this Agreement and confirm that he is acting of their own free will and not under duress or undue influence.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written, by their duly authorized representatives:

For: Pure Equity Ltd. Name: Title:	For: IM Cannabis Corp. Name: Oren Shuster Title: CEO